RITE AID Corporation
P.O. Box 3165

Harrisburg, Pennsylvania 17105

(717) 761-2633

August 30, 2024

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara Ransom
Kate Beukenkamp

Re:	Rite Aid Corporation and Co-Applicants
Application for Qualification of Indenture on Form T-3 With Respect to Floating Rate Senior Secured PIK Notes due 2031, 15.000% Third-Priority Series A Senior Secured PIK Notes due 2031, and 15.000% Third-Priority Series B Senior Secured PIK Notes due 2031

File No. 022-29116

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to Floating Rate Senior Secured PIK Notes due 2031, 15.000% Third-Priority Series A Senior Secured PIK Notes due 2031, and 15.000% Third-Priority Series B Senior Secured PIK Notes due 2031, originally filed on August 19, 2024 (File No. 022-29116) (as amended) (the “Exit Notes Form T-3”), of Rite Aid Corporation (the “Company”) and the Co-Applicants named therein.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company and the Co-Applicants hereby request acceleration of the effective date of the above referenced Exit Notes Form T-3 to 2:30 p.m. Eastern Time, on August 30, 2024, or as soon as possible thereafter.

Please contact Shagufa R. Hossain at (202) 389 3436 or Rachel W. Sheridan at (202) 389 3440, as soon as the Exit Notes Form T-3 has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

RITE AID CORPORATION

/s/ Matthew Schroeder
Name:	Matthew Schroeder
Title:	Executive Vice President and Chief Financial Officer

cc:	Shagufa R. Hossain, P.C.
Kirkland & Ellis LLP Rachel W. Sheridan, P.C. Kirkland & Ellis LLP

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